     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 1995
                                                       REGISTRATION NO.33-57983


================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                            -----------------------

                              AMENDMENT NO. 1 TO

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            -----------------------

                           COMMUNITY BANCSHARES, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                                    DELAWARE
         (State or Other Jurisdiction of Incorporation or Organization)
                                   63-0868361
                    (I.R.S. Employer Identification Number)

                                  MAIN STREET
                                 P.O. BOX 1000
                          BLOUNTSVILLE, ALABAMA  35031
                                 (205) 429-1000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                            -----------------------

                             BISHOP K. WALKER, JR.
                           COMMUNITY BANCSHARES, INC.
                          MAIN STREET, P. O. BOX 1000
                          BLOUNTSVILLE, ALABAMA  35031
                                 (205) 429-1000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                            -----------------------

                           Copy of communications to:
                             KEVIN D. NORWOOD, ESQ.
                         WALLER LANSDEN DORTCH & DAVIS
                          511 UNION STREET, SUITE 2100
                        NASHVILLE, TENNESSEE  37219-1760
                                 (615) 244-6380

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.


               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/


               If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: / /




     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                           COMMUNITY BANCSHARES, INC.

                             CROSS REFERENCE SHEET

       Showing Location In Prospectus of Information Required by Form S-2

 REGISTRATION STATEMENT ITEMS                                           LOCATION IN PROSPECTUS
 ----------------------------                                           ----------------------
 1.     Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus . . .           Outside Front Cover Page
 2.     Inside Front and Outside Back Cover Pages of
        Prospectus . . . . . . . . . . . . . . . . .           Inside Front Cover Page

 3.     Summary Information and Risk Factors . . . .           Prospectus Summary; Risk Factors; The Company

 4.     Use of Proceeds  . . . . . . . . . . . . . .           Use of Proceeds

 5.     Determination of Offering Price  . . . . . .           Outside Front Cover Page; The Offering

 6.     Dilution . . . . . . . . . . . . . . . . . .                      *

 7.     Selling Security Holders . . . . . . . . . .                      *

 8.     Plan of Distribution . . . . . . . . . . . .           Outside Front Cover Page; The Offering

 9.     Description of Securities to be Registered .           Description of Capital Stock
 10.    Interests of Named Experts and Counsel . . .                      *

 11.    Information with Respect to the Registrant .           Available Information; The Company;
                                                               Incorporation of Certain Information by
                                                               Reference
 12.    Incorporation of Certain Information by
        Reference  . . . . . . . . . . . . . . . . .           Incorporation of Certain Information by
                                                               Reference

 13.    Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities  . . . . . . . . . . . . . . . .                      *
- ----------------------------

* Omitted as inapplicable.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
     NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER
     TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                  APRIL 27, 1995


                               312,161.384 SHARES

[Logo]                     COMMUNITY BANCSHARES, INC.

                                  COMMON STOCK
                               ------------------

     Community Bancshares, Inc. (the "Company"), a Delaware corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), hereby offers for sale up to 312,161.384 shares (the "Offering") of its $.10 par value common stock (the "Common Stock") at $20.00 per share. The minimum required purchase is 25 shares ($500.00) of Common Stock. The Company intends to limit subscriptions such that upon completion of the Offering, no subscriber would own beneficially of record more than 9% of the Common Stock outstanding, subject to increase in the discretion of the Company. The Company anticipates that the Company's Employee Stock Ownership Plan (the "ESOP") will purchase Common Stock in this Offering. See "The Offering."


     THESE SECURITIES INVOLVE CERTAIN RISKS. Prospective purchasers should note that the Common Stock's offering price has been determined solely by the Company's Board of Directors, based primarily on the Company's stockholders' equity, its earnings and prospects, and prices at which the Company believes shares of Common Stock have recently traded. Purchasers also should recognize that there are regulatory and lender restrictions on the payment of dividends on the Common Stock. There has been no active public market for the Common Stock and there is no assurance that an active trading market will develop in the future. SEE "RISK FACTORS."


     This Offering will expire at 5:00 p.m. Central Time on July   , 1995, the
90th day after the date of this Prospectus (the "Expiration Date"), unless terminated earlier or extended by the Company in its sole discretion for up to 90 days without notice. See "The Offering."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.


- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
                                                              UNDERWRITING
                                              PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                             PUBLIC(1)       COMMISSIONS(2)    THE COMPANY(3)
- -----------------------------------------------------------------------------------------------
Per Share................................       $20.00            -0-              $20.00
Total Minimum............................       500.00            -0-              500.00
- -----------------------------------------------------------------------------------------------
Total Maximum............................    6,243,227.68         -0-           6,243,227.68
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------


(1) The offering price has been determined solely by the Company's Board of Directors. See "The Offering."
(2) The Common Stock is being offered on a best-efforts basis solely by certain of the Company's officers who will receive no compensation for such services but who may be reimbursed for reasonable expenses, if any, incurred on behalf of the Company in connection therewith. See "The Offering."

(3) Before deducting expenses of this Offering payable by the Company, estimated at approximately $50,000. No arrangements have been made to place the proceeds received from this Offering in an escrow or trust account. The Company has not established a minimum amount of securities to be sold other than the minimum required purchase of 25 shares of Common Stock. Upon acceptance by the Company of a subscription to purchase shares of Common Stock offered hereby, the subscription price remitted in payment of such subscription will be available for immediate use by the Company.


     The Common Stock is offered subject to prior sale, approval of certain legal matters by counsel to the Company and certain other conditions. The Company reserves the right, in its sole discretion, to withdraw, cancel or modify such offer and to accept or reject subscriptions in whole or in part, and to allocate shares of the Common Stock among subscribers. Delivery of certificates for shares of Common Stock will be made promptly after acceptance of subscriptions.


                 THE DATE OF THIS PROSPECTUS IS APRIL    , 1995

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.


No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that any information contained or incorporated by reference herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to purchase any securities other than the Common Stock to which it relates or an offer to any person in any jurisdiction where such offer or solicitation is not authorized or would be unlawful.


                             AVAILABLE INFORMATION

        The Company is a reporting company subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York, 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

        The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits thereto. Certain items have been omitted in accordance with the Commission's rules and regulations.
For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including all amendments thereto and the exhibits filed as a part thereof.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as filed with the Commission by the Company, accompanies this Prospectus and is incorporated herein by reference.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . .   2

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . . . . .   2

PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . .   4

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5


   Offering Price Set By Board Of
     Directors; No Underwriting . . . . . . . . . . . . . . . . . . . .   5

   Limited Trading Market . . . . . . . . . . . . . . . . . . . . . . .   5

   Governmental Regulation and
     Legislation  . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

   Governmental Monetary Policies . . . . . . . . . . . . . . . . . . .   5

   Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . . . .   5

   Competition  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

   Lack of Specified
     Uses for Proceeds  . . . . . . . . . . . . . . . . . . . . . . . .   6

   Rising Interest Rates  . . . . . . . . . . . . . . . . . . . . . . .   6

   Anti-Takeover Provisions . . . . . . . . . . . . . . . . . . . . . .   6


THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7


   General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

   Supervision and Regulation . . . . . . . . . . . . . . . . . . . . .   7


THE OFFERING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10


   General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

   Determination of Offering Price  . . . . . . . . . . . . . . . . . .  10

   Method of Subscription . . . . . . . . . . . . . . . . . . . . . . .  10

   Processing of Subscriptions  . . . . . . . . . . . . . . . . . . . .  11

   Limited Market for Common Stock  . . . . . . . . . . . . . . . . . .  11


CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12


MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS . . . . . . . .  13

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

CERTAIN TRANSACTIONS  . . . . . . . . . . . . . . . . . . . . . . . . .  15

DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . . . . . . .  17

   Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

   Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

   Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . .  18

   Anti-Takeover Provisions . . . . . . . . . . . . . . . . . . . . . .  18

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

                               PROSPECTUS SUMMARY

        The following is qualified in its entirety by the more detailed information in this Prospectus and in the documents and financial statements, including the notes thereto, incorporated herein by reference, and should be read together therewith. Unless otherwise specified, all information in this Prospectus has been adjusted to reflect a three-for-one split of the Common Stock effected in the form of a stock dividend as of June 1, 1993. Unless the context otherwise indicates, the "Company" refers to and includes the Company and its direct and indirect subsidiaries.


                                  THE COMPANY

        Community Bancshares, Inc. (the "Company") is a Delaware corporation and a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company, which was organized in 1983, has two operating bank subsidiaries, Community Bank, an Alabama banking corporation ("Community Bank (Alabama)"), and Community Bank, a Tennessee banking corporation ("Community Bank (Tennessee)"). Community Bank (Alabama) operates through 13 locations in six counties in northern Alabama and, at December 31, 1994, had approximately $274,427,000 in assets. Community Bank (Alabama) anticipates opening an additional location in Rogersville, Lauderdale County, Alabama during April 1995, subject to federal and state regulatory approval. Community Bank (Tennessee) operates through two locations in Pulaski, Giles County, Tennessee and, at December 31, 1994, had approximately $18,938,600 in assets.

        Community Bank (Alabama) operates two subsidiaries, Community Appraisals, Inc. ("Community Appraisals") and Community Insurance Corp. ("Community Insurance"). Community Appraisals is engaged in the appraisal of real estate. Community Insurance serves as an agent in the sale of title and life insurance. During 1995, the Company intends to expand the products offered by Community Insurance to include automobile, homeowners and farmowners insurance policies, which will be offered at the Company's bank locations by employees of the Company who are licensed as insurance agents.


                                 THE OFFERING

  Common Stock Offered  . . . . . . . . . . . . . . . . . . . . . .   Up to 312,161.384 shares.

  Common Stock to be outstanding after the Offering . . . . . . . .   Up to 2,000,000 shares.

  Minimum subscription per investor . . . . . . . . . . . . . . . .   25 shares ($500.00).

  Maximum subscription per investor . . . . . . . . . . . . . . . .   The Company intends to limit subscriptions such
                                                                      that upon completion of the Offering, no
                                                                      subscriber would own beneficially of record
                                                                      more than 9% of the outstanding shares of
                                                                      Common Stock (180,000 shares if the maximum
                                                                      number is sold), subject to increase in the
                                                                      discretion of the Company.

  Use of Proceeds by the Company . . . . . . . . . . . . . . . . .    For general corporate purposes and to finance
                                                                      the future growth of its subsidiaries, and possibly
                                                                      to repay a portion of outstanding indebtedness.

                                  RISK FACTORS

        In evaluating an investment in the shares of Common Stock offered by this Prospectus, the following factors should be considered carefully, along with other matters discussed in or incorporated by reference into this Prospectus.

OFFERING PRICE SET BY BOARD OF DIRECTORS; NO UNDERWRITING


        The price of the Common Stock offered hereby has been determined solely by the Company's Board of Directors, without negotiation or independent evaluation, based primarily on the Company's stockholders' equity, its earnings and prospects, and prices at which the Company believes shares of Common Stock have recently traded. There can be no assurance that the offering price represents the fair market value of the Common Stock. At December 31, 1994, an independent investment banking firm valued the Common Stock at $18.50 per share for purposes of the ESOP. During 1994, shares of Common Stock were traded at a price per share below such amount. The Common Stock is offered directly by the Company, and is not subject to any underwriting agreements assuring the sale of all the Common Stock offered. See "The Offering", "Market for Common Stock and Related Stockholder Matters" and "Certain Transactions."


LIMITED TRADING MARKET


        No active trading market exists for the Common Stock and no assurance can be given that an active trading market will develop in the foreseeable future. The Company does not currently intend to qualify or list the Common Stock on any securities market or exchange to facilitate such trading. See "The Offering" and "Market for Common Stock and Related Stockholder Matters."


GOVERNMENTAL REGULATION AND LEGISLATION

        The Company is subject to extensive governmental regulation and control. The nature, timing and effect upon the Company of any changes in such regulation and control cannot be predicted. Changes in applicable laws could have a material adverse effect on the business and prospects of the Company. See "The Company - Supervision and Regulation."

GOVERNMENTAL MONETARY POLICIES

        The Company and its subsidiaries are affected by the monetary policies of federal regulatory authorities, particularly the Federal Reserve. The earnings and growth of the Company will be subject to influence by economic conditions in the Company's service area and the United States generally, and the monetary and fiscal policies of the United States. The nature and timing of any changes in such conditions and policies and their impact on the Company cannot be predicted.

DIVIDEND POLICY

        The Company derives its income solely from dividends upon shares of Community Bank (Alabama) and Community Bank (Tennessee) common stock. The declaration and payment of such dividends is limited by law, and any funds held by the Company available for payment of dividends on the Common Stock are subject to restrictions imposed by Federal Reserve policy. The declaration and payment of dividends on the Common Stock is subject to the prior payment of principal and interest on the Company's long-term debt and certain other factors. See "Capitalization", "Market for Common Stock and Related Stockholder Matters" and "Description of Capital Stock."


COMPETITION

        The banking business in Alabama and Tennessee is extremely competitive. The Company competes, and will compete, with financial institutions that are well established, several of which have significantly greater resources and lending limits than the Company. Such competitors perform certain services, such as trust, investment and international banking services, which the Company does not provide.

LACK OF SPECIFIED USES FOR PROCEEDS


        The Company will use the net proceeds from the Offering for general corporate purposes and to finance the future growth of Community Bank (Alabama) and Community Bank (Tennessee). The Company will have broad discretion, subject to federal and state banking regulations, over the use of the proceeds without obtaining stockholder approval. See "Use of Proceeds."

RISING INTEREST RATES

        Because of recent increases in market interest rates, certain of the Company's outstanding loans were made at interest rates lower than rates currently being paid by the Company for certain of its interest-bearing liabilities, resulting in a negative interest rate spread with respect to these loans. This disparity has an adverse effect on the Company's earnings that would increase in the event interest rates continue to rise while loans at lower interest rates remain outstanding and can not be adjusted to a higher interest rate.


ANTI-TAKEOVER PROVISIONS

        Section 203 of the Delaware General Corporation Law generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by Section 203. The Company has made no such election and is therefore governed by Section 203. Such anti-takeover provision may have an adverse effect on the market for the Company's securities.

                                  THE COMPANY

GENERAL


        The Company is a Delaware corporation and a bank holding company registered with the Federal Reserve under the BHC Act. The Company was organized in 1983 and commenced business in 1985 with the acquisition of the Bank of Blountsville. The Company has two operating bank subsidiaries, Community Bank (Alabama) and Community Bank (Tennessee), which conduct a general commercial banking business in northern Alabama and southern Tennessee. The majority of loans by Community Bank (Alabama) and Community Bank (Tennessee) loans are to individuals and small to mid-sized businesses in Alabama and Tennessee.


        Community Bank (Alabama) is an Alabama banking corporation which operates through 13 locations in Blount, DeKalb, Limestone, Madison, Marshall and Morgan Counties in Alabama. At December 31, 1994, Community Bank (Alabama) had approximately $274,427,000 in assets. Community Bank (Alabama) anticipates opening an additional location in temporary facilities in Rogersville, Lauderdale County, Alabama during April 1995, subject to federal and state regulatory approval. Such approval has been received with respect to the location's future permanent facility. See "Use of Proceeds."


        Community Bank (Tennessee) is a Tennessee banking corporation which operates through two locations in Pulaski, Giles County, Tennessee. At December 31, 1994, Community Bank (Tennessee) had approximately $18,938,600 in assets. Community Bank (Tennessee) began operations in November 1993, following the purchase by the Company of the charter of a Tennessee state bank formerly operated in McMinn County, Tennessee.

        Community Bank (Alabama) operates two subsidiaries, Community Appraisals and Community Insurance. Community Appraisals is engaged in the appraisal of real estate. Community Insurance serves as an agent in the sale of title and life insurance. During 1995, the Company intends to expand the products offered by Community Insurance to include automobile, homeowners and farmowners insurance policies, which will be sold at the Company's bank locations by employees of the Company who are licensed as insurance agents.

        The Company maintains its principal executive offices at Main Street, P.O. Box 1000, Blountsville, Alabama 35031, and its telephone number is (205) 429-1000.

SUPERVISION AND REGULATION

        The banking industry is highly regulated. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory or regulatory provision. The following factors affect the Company's operations:

        Federal Reserve. The Company is a bank holding company within the meaning of the BHC Act, and is registered with, and subject to supervision by, the Federal Reserve and the Federal Reserve Bank of Atlanta. The Company is required to file periodic reports and such additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve may also examine the Company and its subsidiaries.

        The BHC Act requires Federal Reserve approval before the Company can acquire substantially all the assets of any bank if as a result of the acquisition the Company would own or control more than 5% of the voting shares of the bank, or for a merger or consolidation with another bank holding company. The Company may, however, engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

        The Federal Reserve has adopted a risk-based capital adequacy assessment system for bank holding companies. Assets are weighted by a risk factor and a ratio is calculated by dividing qualifying capital by the risk-weighted assets. Tier I capital generally includes common stock and retained earnings. Tier II capital generally includes certain allowances for loan losses and subordinated debt. Total capital is comprised of Tier I capital and Tier II capital. The Company's Tier I and total capital ratios exceeded the required minimum levels as of December 31, 1994.

        CRA. The Community Reinvestment Act of 1977 ("CRA") and its implementing regulations are intended to encourage regulated financial institutions to meet the credit needs of their local community or communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of such financial institutions. The regulations provide that the appropriate regulatory authority will assess CRA reports in connection with applications for establishment of domestic branches, acquisition of banks or mergers involving bank holding companies. Regulators are placing increased emphasis on CRA assessments. An unsatisfactory CRA rating may serve as a basis to deny an application to acquire or establish a new bank, to establish a new branch or to expand banking services.

        FDIC. Deposits in Community Bank (Alabama) and Community Bank (Tennessee) are insured by the Federal Deposit Insurance Corporation ("FDIC") and, therefore, both Community Bank (Alabama) and Community Bank (Tennessee) are subject to examination by the FDIC. Pursuant to provisions of the Federal Deposit Insurance Act, any FDIC-insured subsidiary of the Company can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled FDIC-insured subsidiary or any assistance by the FDIC to any commonly controlled FDIC-insured subsidiary in danger of default.

        FDICIA. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") implemented a number of provisions applicable to insured banks and bank holding companies. Federal bank regulatory agencies are required to establish standards for safety and soundness of banks and bank holding companies relating to internal controls and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth and compensation. The FDICIA also requires bank holding companies to guarantee compliance with any capital restoration plans entered into by a subsidiary bank and the FDIC. The activities of insured state banks, including non-subsidiary equity investment, is generally limited under the FDICIA to those permitted for national banks. The FDICIA also requires regulations by federal banking agencies establishing minimum loan to value ratios for all real estate mortgage and construction loans. The FDICIA also requires regulations to limit risks posed by an insured bank's "exposure" to another bank. Exposure includes extension of credit, purchases of securities issued by the other bank or acceptance of securities issued by the other bank as collateral for an extension of credit. Regulations pursuant to FDICIA limit such exposure.

        ECOA. The Equal Credit Opportunity Act ("ECOA") requires non-discrimination in banking services. The federal enforcement agencies have recently cited institutions for red-lining (refusing to extend credit to residents of a specific geographic area known to be comprised predominantly of minorities) or reverse red-lining (extending credit to minority applicants on terms less favorable than those offered to non-minority applicants). Violations can result in the assessment of substantial civil penalties.

        Interstate Banking. In September 1994, President Clinton signed into law the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA"). Beginning September 29, 1995, IBBEA permits adequately capitalized and managed bank holding companies to acquire control of banks in states other than their home states, subject to federal regulatory approval, without regard to whether such a transaction is prohibited by the laws of any state. IBBEA permits states to continue to require that an acquired bank have been in existence for a certain minimum time period, which may not exceed five years.
A bank holding company may not, following an interstate acquisition, control more than 10% of the nation's total amount of bank deposits or 30% of bank deposits in the relevant state (unless the state enacts legislation to raise the 30% limit). States retain the ability to adopt legislation to effectively lower the 30% limit. Beginning June 1, 1997, federal banking regulators may approve merger transactions involving banks located in different states, without regard to laws of any state prohibiting such transactions; except that, mergers may not be approved with respect to banks located in states that, prior to June 1, 1997, enacted legislation prohibiting mergers by banks located in such state with out-of-state institutions. Federal banking regulators may permit an out-of- state bank to open new branches in another state if such state has enacted legislation permitting interstate branching. Affiliated institutions are authorized to accept deposits for existing accounts, renew time deposits, and close and service loans for affiliated institutions without being deemed an impermissible branch of the affiliate.

        FFIEC. The Supervisory Policy Statement on Securities Activities developed under the auspices of the Federal Financial Institutions Examination Council ("FFIEC") was adopted by the Federal Reserve and became effective on February 10, 1992. This policy addresses the selection of securities dealers and requires depository institutions to establish prudent policies and strategies for securities transactions. The policy statement also addresses unsuitable investment practices and establishes a framework for identifying when mortgage derivative products are high-risk mortgage securities which must be reported as securities held for sale or trading.

        State Regulation. Community Bank (Alabama) is subject to regulation and examination by the Alabama Superintendent of Banks. Community Bank (Tennessee) is subject to supervision, regulation and examination by the Tennessee Department of Financial Institutions. State regulations in Alabama and Tennessee relate to such matters as loans, mortgages, consolidations, required reserves, allowable investments, issuance of securities, payment of dividends, establishment of branches, filing of periodic reports and other matters affecting the business of Community Bank (Alabama) and Community Bank (Tennessee).

                                  THE OFFERING

GENERAL


        This Offering of up to 312,161.384 shares is being made by the Company. Subscriptions to purchase Common Stock, which will be processed by designated officers of the Company, will be taken until 5:00 p.m. Central Time on July , 1995, the Expiration Date, unless the Offering is terminated earlier or extended by the Company. The Company reserves the right, in its sole discretion and without notice, to extend the Expiration Date for up to 90 days (the "Extended Expiration Date"), or to terminate the Offering at any time. Management of the Company will consider the number of shares of Common Stock for which subscriptions are received by the Company, the number of requests for a Prospectus and other indications of interest in subscribing for shares of Common Stock, and requests for an extension of the Offering from prospective investors, among other factors, in determining whether to extend or terminate the Offering. The Company has not established a minimum number of shares of Common Stock to be sold in this Offering, other than the requirement that each investor must purchase a minimum of 25 shares ($500.00) of Common Stock.

        The Company intends to limit subscriptions such that upon completion of the Offering, no subscriber would own beneficially of record more than 9% of the outstanding Common Stock (180,000 shares if the maximum number is sold), although subscriptions for more than such amount may be accepted in the sole discretion of the Company. Any subscriptions for more than 9% of the number of shares of Common Stock outstanding may be accepted in part up to such amount. In determining which subscriptions to accept and in what amounts, the Company may take into account the order in which subscriptions are received, a subscriber's potential to do business with, or to direct customers to, its subsidiaries, and the Company's desire to have a broad distribution of stock ownership. The Company reserves the right in its sole discretion to accept or reject subscriptions for shares of Common Stock in whole or in part and to allocate Common Stock among subscribers.


        No discounts or commissions will be granted or paid in connection with the sale of the Common Stock. Certain of the Company's officers will solicit offers to purchase Common Stock from prospective subscribers, and may be reimbursed for their reasonable expenses incurred on behalf of the Company in connection therewith. The Company anticipates that the ESOP will purchase Common Stock in this Offering.

DETERMINATION OF OFFERING PRICE


        The offering price of $20.00 per share of Common Stock was determined solely by the Company's Board of Directors, based primarily on the Company's stockholders' equity, its earnings and prospects, and prices at which the Company believes shares of Common Stock have recently traded.


METHOD OF SUBSCRIPTION

        Subscription applications may be made by completing and signing the subscription agreement (the "Subscription Agreement") accompanying this Prospectus, and delivering the Subscription Agreement, accompanied by a check for the full subscription price, to the Company at Main Street, P.O. Box 1000, Blountsville, Alabama 35031, Attention: Bishop K. Walker, Jr. All checks in payment of subscriptions should be made payable to "Community Bancshares, Inc." Prior to the effective date of this Prospectus, no payment should be sent with a Subscription Agreement. Any payments received by the Company prior to the effective date of this Prospectus will be returned to subscribers.

PROCESSING OF SUBSCRIPTIONS


        Subscriptions are not binding on the Company unless and only to the extent accepted by the Company. The Company will decide whether to accept a subscription within ten business days after the receipt of such subscription and good collectible and available funds in full payment thereof. Upon acceptance by the Company of a subscription, the subscription price remitted in payment of such subscription will be available for immediate use by the Company. In the event the Company rejects all or a portion of any subscription up to the maximum permissible subscription, it will refund by mail to the subscriber all or the appropriate portion of the amount remitted with the subscription, without interest. If the Company accepts a portion of a subscription and returns funds remitted with respect to the rejected portion of a subscription to a subscriber, the subscriber may not cancel the portion of the subscription accepted by the Company. Subscribers may revoke subscriptions, in whole or in part, by written notice to the Company prior to acceptance by the Company. After all appropriate refunds have been mailed to the address shown in the Subscription Agreement upon rejection of a subscription in whole or in part, or termination or expiration of this Offering, the Company and its directors, officers, employees and agents will have no further liability to the subscribers whose subscriptions are returned.


        The Company will confirm all sales of Common Stock. Certificates representing shares of Common Stock duly subscribed and fully paid for will be issued by the Company promptly after the Company's acceptance of the subscriptions.

LIMITED MARKET FOR COMMON STOCK

        Except for the shares of Common Stock acquired by the Company's directors, executive officers and other affiliates, the Common Stock will be freely transferable immediately upon issuance and will not be subject to any specific transfer restrictions. However, there is no active market for the Common Stock and no assurance is given that an active trading market will develop in the foreseeable future. The Company does not presently intend to qualify or list the Common Stock on any securities market or exchange to facilitate such trading. Therefore, prospective subscribers should invest only if they can afford to hold the Common Stock as a long-term investment. See "Risk Factors."

                                 CAPITALIZATION

        The following table sets forth the capitalization of the Company as of December 31, 1994 and as adjusted to give effect to the sale of all 312,161.384 shares of Common Stock offered hereby and receipt of the net proceeds.


                                                                                        December 31, 1994
                                                                                    -------------------------
                                                                                    Actual        As Adjusted
                                                                                    ------        -----------
                                                                                          (in thousands)
  Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 8,713          $ 8,713
                                                                                    ------           ------

  Common Stock, $.10 par value; 5,000,000
    shares authorized; 1,803,817 shares
    issued; 2,000,000 shares issued
    as adjusted  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           180              200
  Preferred Stock, $.10 par value; 200,000
    shares authorized; no shares issued and
    outstanding  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Capital surplus  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        13,983           17,257(1)
  Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        13,076           13,076
  Unearned ESOP shares (68,576 shares unreleased
    at December 31, 1994)  . . . . . . . . . . . . . . . . . . . . . . . . .        (1,029)          (1,029)

  Treasury stock (115,978.384 shares of Common Stock
    held at cost)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (2,899)              --
  Unrealized losses on investment securities available
    for sale, net of deferred tax benefit  . . . . . . . . . . . . . . . . .          (659)            (659)
                  Total stockholders' equity . . . . . . . . . . . . . . . .        22,652           28,845
                                                                                    ------           ------
                          Total long term debt and stockholders'
                            equity . . . . . . . . . . . . . . . . . . . . .        31,365           37,558
                                                                                    ======           ======
- -----------------------

(1)    Net of estimated Offering costs of $50,000.

       MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

       The Common Stock was held by approximately 946 stockholders of record at December 31, 1994. There is no established trading market for shares of the Common Stock, which have been traded inactively in private transactions. Therefore, no reliable information is available as to trades of the Common Stock, or as to the prices at which the Common Stock have been traded. Management has reviewed the limited information provided to the Company in its capacity as an escrow agent for certain actual purchases and sales of Common Stock with respect to the ranges at which shares of Common Stock have been sold. The following data regarding the Common Stock is provided for informational purposes only, and should not be viewed as necessarily indicative of the actual market value of the Common Stock. At December 31, 1994, an independent investment banking firm valued the Common Stock at $18.50 per share for purposes of the ESOP.


                                                  Estimated Price Range
                                                      Per Share (1)                        Shares of
                                                 ------------------------                 Common Stock
                                                  High              Low                    Traded (1)
                                                 ------            ------                --------------
 1994:
         First Quarter . . . . . . . . .         $15.00            $13.00                     3,060
         Second Quarter  . . . . . . . .          17.50             17.50                     5,960
         Third Quarter . . . . . . . . .          18.00             18.00                     5,841
         Fourth Quarter  . . . . . . . .          25.00(2)          25.00(2)                115,978.384(2)

 1993:
         First Quarter . . . . . . . . .           9.66              8.50                    13,683
         Second Quarter  . . . . . . . .          12.00              9.66                    14,202
         Third Quarter . . . . . . . . .          18.00             11.67                     8,079
         Fourth Quarter  . . . . . . . .          15.25             12.00                   540,689(3)

1992:
         First Quarter . . . . . . . . .           6.33              5.83                     2,319
         Second Quarter  . . . . . . . .           6.00              5.50                     5,274
         Third Quarter . . . . . . . . .           8.50              6.00                    92,310
         Fourth Quarter  . . . . . . . .           8.50              8.50                    12,000
- ------------------

(1)    Adjusted to reflect a three-for-one stock split as of June 1, 1993.
(2) On October 4, 1994, the Company purchased 115,978.384 shares of Common Stock from Jeffrey K. Cornelius, a former director and officer of Company, for a purchase price of approximately $25.00 per share. See "Certain Transactions."
(3) During the fourth quarter of 1993, the Company effected a public offering of 600,000 shares of Common Stock at a purchase price of $15.00 per share.

       On January 9, 1995, the Company declared a dividend of $.50 per share, which was paid on January 20, 1995. The Company had not previously declared or paid a dividend on the Common Stock. The payment of dividends on the Common Stock is subject to the prior payment of principal and interest on the Company's long-term debt, sufficient earnings and capital in the subsidiaries, and to regulatory restrictions. There can be no assurance that the Company will declare or pay dividends on its Common Stock in the foreseeable future, given the restrictions imposed by applicable regulatory authorities, the need to maintain adequate capital and to support the Company's growth, and amounts required to be paid to service the Company's indebtedness. See "The Company - Supervision and Regulation" and "Description of Capital Stock - Dividends."



                               USE OF PROCEEDS

       The net proceeds from the sale of the Common Stock offered hereby, after deducting estimated Offering expenses of $50,000, will be $6,193,227.68 if the maximum number of Common Stock is sold. The Company has not established a minimum number of shares of Common Stock to be sold in this Offering, other than the requirement that each investor must purchase a minimum of 25 shares ($500.00) of Common Stock. The Company will use the net proceeds from the sale of Common Stock offered hereby for general corporate purposes and to finance the future growth of Community Bank (Alabama) and Community Bank (Tennessee), and possibly to repay a portion of outstanding indebtedness to Colonial Bank, the outstanding principal balance of which, at December 31, 1994, was approximately $5.7 million, bears interest at a floating prime rate and is secured by all of the capital stock of Community Bank (Alabama) and Community Bank (Tennessee). The proceeds from such indebtedness were used principally to provide initial capitalization and to fund organizational costs for Community Bank (Tennessee).

       Community Bank (Alabama) anticipates opening an additional location in Rogersville, Lauderdale County, Alabama during April 1995, subject to federal and state regulatory approval. Such approval has been received with respect to the location's permanent facility. Management of the Company anticipates that Community Bank (Alabama) will use a portion of its existing capital, rather than proceeds from this Offering, to fund estimated capital expenditures of approximately $600,000 to open the temporary and permanent facilities for this location.

                              CERTAIN TRANSACTIONS


       The Board of Directors of the Company has adopted a resolution requiring that all transactions between the Company and its affiliates be on terms no less favorable than could be obtained from an unaffiliated third party and that all such transactions be approved by a majority of the directors of the Company, including the majority of disinterested directors.

       The current policy of the Company regarding loans by the Company or its subsidiaries to a director, officer or other controlling person of the Company or its subsidiaries is that such a loan is made only on the basis that the loan: (i) is evidenced by a promissory note naming the lender as payee; (ii) contains an annual percentage rate of interest reasonably comparable to those normally charged to non-affiliates by other commercial lenders for similar loans made in a same locale; (iii) is to be repaid pursuant to appropriate amortization schedules; (iv) contains default provisions normally used by other commercial lenders for similar loans to non-affiliates in the same locale; (v) is contingent upon credit reports, financial statements or other reasonable investigation appropriate in light of the nature and terms of such loan and meeting loan policies normally used by other commercial lenders for similar loans to non-affiliates in the same locale, evidencing such loan to be collectible and the borrower to be a satisfactory credit risk; and (vi) is subject to review and monitoring of the purpose of the loan and disbursement of the proceeds in a manner comparable to that normally used by other commercial lenders for similar loans in the same locale.

       In September 1994, Jeffrey K. Cornelius, a former director and officer of the Company, informed management of the Company of his desire to resign his positions with the Company in order to pursue other interests and, in connection therewith, to sell all of his 115,978.384 shares of Common Stock, which comprised 6.4% of the shares of Common Stock outstanding at such time. Mr. Cornelius presented the Board of Directors of the Company a proposal to sell all of his shares of Common Stock to the Company for $25 per share.
Based, in part, upon the significant size of Mr. Cornelius' block of shares of Common Stock, the Board of Directors determined that it was in the best interests of the stockholders of the Company to accept such proposal. On October 4, 1994, the Company purchased all of Mr. Cornelius' shares of Common Stock, including 7,144.384 shares vested under the ESOP, at a per share price of approximately $25 per share. In connection with the purchase of these shares of Common Stock by the Company, Mr. Cornelius resigned as a director and officer of the Company and its subsidiaries, and agreed to terminate his employment agreement with the Company. The Company paid Mr. Cornelius $899,460 in cash and issued to him a subordinated promissory note, dated October 4, 1994, in the original principal amount of $2,000,000. The subordinated promissory note bears interest on the outstanding principal balance at a rate of 7.0% per annum, payable in 240 equal monthly installments of principal and interest, and may be prepaid in whole or in part at any time without penalty. In addition, the Company conveyed to Mr. Cornelius the title to a 1994 automobile owned by the Company and valued at approximately $25,200, free of any liens or encumbrances. The Company also conveyed to Mr. Cornelius a life insurance policy, which had no cash surrender value, in the amount of $100,000, the premiums for which were thereafter assumed by Mr. Cornelius.

       During 1994, the Company paid approximately $60,000 to Royal Acres, a partnership composed of Kennon R. Patterson, Sr. and Bishop K. Walker, Jr., both of whom are directors and officers of the Company, for maintenance of the exterior grounds of the Company's bank and headquarters locations under a service contract between Community Bank (Alabama) and Royal Acres. Management of the Company believes that these services were obtained upon terms at least as favorable to the Company as could be obtained from an unrelated party.

       During 1994, Schauer, Taylor, Cox & Edwards, P.C., of which Douglas B. Schauer, son-in-law of Kennon R. Patterson, Sr., a director and officer of the Company, is a principal, received $165,000 from the Company for accounting services. Management of the Company believes that these services were obtained upon terms at least as favorable to the Company as could be obtained from an unrelated party.

       During 1994, the Company paid Heritage Interiors, a decorating and design firm owned and operated by Carolyn Patterson, the wife of Kennon R. Patterson, Sr., a director and officer of the Company, the following amounts for interior design, furniture, appliances, fixtures, carpets, wallcoverings, drapes and accessories for the Company's headquarters and 13 of the Company's bank locations: $1,803 for the Company's headquarters, $210 for the Arab, Alabama downtown location and $2,394 for another location in Arab, $5,290 for the Blountsville, Alabama location, $65,802 for the Elkmont, Alabama location, $643 for the Gurley, Alabama location, $22,666 for the Hartselle, Alabama location, $12,846 for the Meridianville, Alabama location, $1,112 for the Oneonta, Alabama location, $282 for the Rainsville, Alabama location, $39,066 for the Snead, Alabama location, $45 for the West Blount, Alabama location, $165,265 for Community Bank (Tennessee)'s new main office in Pulaski, Tennessee and $22,743 for another location in Pulaski. Management of the Company believes that these purchases were made at a cost at least as favorable to the Company as could be obtained from an unrelated party.

       Community Bank (Alabama) leases an approximately 3,300 square foot building and an adjacent tract of land as a bank facility in Meridianville, Madison County, Alabama from Com-Pac, a partnership composed of Kennon R. Patterson, Sr., Birl Bryson and Bishop K. Walker, Jr., all of whom are directors and officers of the Company, pursuant to a lease agreement which expires in August 1995. Rental payments under the lease are $5,373 per month. In addition, Community Bank (Alabama) is responsible for insurance coverage for the facility, payment of ad valorem taxes and maintenance. The lease provides Community Bank (Alabama) with an option to purchase the property at any time during the term of the lease at an amount equal to the cost of the property to Com-Pac, estimated as approximately $500,000. The Company anticipates that it will exercise such option during the third quarter of 1995. Management of the Company believes that this transaction was effected upon terms at least as favorable to the Company as could be obtained from an unrelated party.



       Community Bank (Alabama) leases an approximately 3,300 square foot building and two adjacent lots as a bank facility in Hartselle, Morgan County, Alabama from Com-Pac, pursuant to a lease agreement that expires in August 1995. Rental payments under the lease are $6,573 per month. In addition, Community Bank (Alabama) is responsible for insurance coverage for the facility, payment of ad valorem taxes and maintenance. The lease provides Community Bank (Alabama) with an option to purchase the property at any time during the term of the lease at an amount equal to the cost of the property to Com-Pac, estimated as approximately $500,000. The Company anticipates that it will exercise such option during the third quarter of 1995. Management of the Company believes that this transaction was effected upon terms at least as favorable to the Company as could be obtained from an unrelated party.

                          DESCRIPTION OF CAPITAL STOCK

       The authorized capital stock of the Company consists of 5,000,000 shares of Common Stock and 200,000 shares of preferred stock, $.10 par value (the "Preferred Stock"). At March 1, 1995, there were 1,803,817 shares of Common Stock issued, including 115,978.384 shares held as treasury stock, and no shares of Preferred Stock were outstanding.

COMMON STOCK

       Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all of the assets remaining after payment of liabilities, including all distributions to holders of Preferred Stock having a liquidation preference over the Common Stock.

DIVIDENDS

       Holders of Common Stock are entitled to receive dividends and other distributions when, as and if declared from time to time by the Board of Directors of the Company out of funds legally available therefor. The declaration, payment and amount of future dividends, if any, is dependent on the future earning, results of operations, financial position and capital requirements of the Company and its subsidiaries, and the prior payment of principal and interest on the Company's long-term debt, among other factors.
In addition, the Company, as a corporation organized under the laws of the State of Delaware, is prohibited from paying any dividend unless it has capital surplus or net profits available for such purpose.

       The Company derives its income solely from the payment of dividends on shares of common stock of Community Bank (Alabama) and Community Bank (Tennessee) held by the Company; accordingly, the Company's ability to declare and pay dividends is limited by restrictions applicable to the payment of dividends by Community Bank (Alabama) and Community Bank (Tennessee).

       Under the Alabama Banking Code, unless an Alabama bank's surplus equals at least 20% of its capital, it cannot declare or pay a dividend in excess of 90% of its net earnings for that year, and at least 10% of an Alabama bank's net earnings must be transferred to surplus each year until surplus of the bank equals at least 20% of its capital. After an Alabama bank's surplus equals or exceeds 20% of capital, prior written approval of the Alabama Superintendent of Banks is required for dividends declared in any calendar year in excess of net earnings for that year combined with retained net earnings of the preceding two years, less any required transfers to surplus. No dividends, withdrawals or transfers may be made from an Alabama bank's surplus without the prior written approval of the Alabama Superintendent of Banks. At December 31, 1994, Community Bank (Alabama)'s capital available for payment of dividends without prior written approval was approximately $6,689,000.

       Under the Tennessee Banking Act, the board of directors of a Tennessee state bank may declare dividends from the bank's undivided profits if the bank's undivided profits account has been properly maintained and the bank's reserve against deposits will not be impaired. Prior to determining that undivided profits are available for the declaration of dividends, any net loss must be deducted from the bank's undivided profits account, and the bank must transfer from its undivided profits account to its surplus account an amount sufficient to raise the bank's surplus to 50% of its capital stock and an amount of not less than 10% of the bank's net profits until the bank's surplus equals the amount of its capital stock.

       On January 20, 1995, a cash dividend of $.50 per share was paid to holders of the Common Stock. The Company had not previously declared or paid a dividend on the Common Stock. There can be no assurance that the Company will declare or pay dividends on its Common Stock in the foreseeable future, given the restrictions imposed by applicable regulatory authorities, the need to maintain adequate capital and to support the Company's growth, and amounts required to be paid to service the Company's indebtedness. See "Risk Factors - Dividend Policy" and "Capitalization."

PREFERRED STOCK


       The Company's Certificate of Incorporation authorizes 200,000 shares of Preferred Stock, in one or more classes or series with voting, dividend and liquidation rights, and preferences, redemption, sinking fund and conversion provisions, and other rights, preferences and provisions as the Board of Directors of the Company may determine, without any further vote or action by the stockholders of the Company. The Board of Directors designated 20,000 shares of Preferred Stock as Series 1984-1 Cumulative Preferred Stock. On December 31, 1993, the Company redeemed all of the 11,692 issued and outstanding shares of Series 1984-1 Cumulative Preferred Stock, which may be reissued by the Company.


ANTI-TAKEOVER PROVISIONS

       Section 203 of the Delaware General Corporation Law generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by Section 203. The Company has made no such election and is therefore governed by Section 203. Such anti-takeover provision may have an adverse effect on the market for the Company's securities.

                                    EXPERTS

       The audited financial statements of the Company have been included in the Company's 1994 Annual Report on Form 10-K delivered with this Prospectus in reliance upon the report of Dudley, Hopton-Jones, Sims & Freeman PLLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL MATTERS

       Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Waller Lansden Dortch & Davis, Nashville, Tennessee.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       Set forth below is an estimate of the fees and expenses to be incurred in connection with the issuance and distribution of the Common Stock offered hereby.

Securities and Exchange Commission Registration Fee                $ 2,153
Blue Sky Fees and Expenses                                           3,000
Legal Fees and Expenses                                             25,000
Accounting Fees                                                      2,500
Printing and Engraving Costs                                        17,000
Miscellaneous Expenses                                                 347
                                                                    ------
       Total                                                       $50,000
                                                                    ======


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       The Company's Bylaws contain provisions similar to those of Section 145 of the General Corporation Law of the State of Delaware, and authorize the Company to indemnify its officers, directors, employees and agents to the full extent permitted by law. The Company has directors' and officers' liability and indemnification insurance pursuant to standard form policies. The risks covered by such policies may include certain liabilities under the securities laws.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS.


Exhibit
Number
- ------
4.1       Form of Subscription Agreement *
4.2       Specimen Stock Certificate (1)
4.3       Certificate of Registrant establishing the Series 1984-1 Preferred Stock, dated as of August 17, 1984(2)
4.4       Certificate of Amendment to the Certificate of Registrant establishing the Series 1984-1 Preferred Stock(3)
5         Opinion of Waller Lansden Dortch & Davis regarding legality *
10.1      Subordinated Promissory Note, dated October 4, 1994 between the Registrant as borrower and Jeffrey K. Cornelius as holder
          (4)
10.2      Commercial Lease Agreements and Addendum, dated as of January 23, 1990, by and between Com-Pac as lessor and Community
          Bank as lessee (5)
10.3      Employment Agreement, dated as of January 5, 1994, by and between Kennon R. Patterson, Sr. and the Registrant. (4)
10.4      Employment Agreement, dated as of March 1, 1990, by and between Jeffrey K. Cornelius and Community Bank. (1)
10.5      Employment Agreement, dated as of January 5, 1994, by and between Bishop K. Walker, Jr. and Community Bank. (4)
10.6      Employment Agreement, dated as of March 1, 1990, by and between Denny Kelly and Community Bank. (1)
10.7      Employment Agreement, dated as of March 1, 1990, by and between Birl Bryson and Community Bank. (1)
10.8      Employment Agreement, dated as of March 1, 1990, by and between Hodge Patterson III and Community Bank. (1)
10.9      Loan Agreement, Term Note and Pledge Agreement by and between the Registrant and Colonial Bank, N.A. (6)
10.10     Note Modification Agreement and First Amendment to Pledge Agreement by and between the Registrant and Colonial Bank, N.A.
          (1)
10.11     Service Contract, dated as of December 23, 1992, by and between Royal Acres and Community Bank. (1)
11        Statement of computation of earnings per common share (4)
23.1      Consent of Waller Lansden Dortch & Davis (See Exhibit 5)
23.2      Consent of Dudley, Hopton-Jones, Sims & Freeman PLLP *
24        Power of Attorney (included in Page II-4) *
- ----------------

(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-2, Registration No. 33-69004.
(2) Incorporated by reference to Appendix I to the Registrant's Proxy Statement included in the Registrant's Registration Statement on Form S-14, Registration No. 2-92974.
(3) Incorporated by reference to Registrant's Registration Statement on Form S-1, Registration No. 33-7032.
(4) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.
(5) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990.

*         Previously filed.

(6) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992.


ITEM 17.  UNDERTAKINGS.


The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.


          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of this counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

          In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and authorized this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Blountsville, State of Alabama on April 19, 1995.

                                   COMMUNITY BANCSHARES, INC.


                                   By: /s/ Kennon R. Patterson, Sr.
                                       ----------------------------
                                           Kennon R. Patterson, Sr.
                                           Chairman and Chief Executive Officer


          In accordance with the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates stated.



    Signature                              Title                                          Date
    ---------                              -----                                          ----

/s/ Kennon R. Patterson, Sr.               Chairman, Chief                           April 19, 1995
- ----------------------------               Executive Officer
    Kennon R. Patterson, Sr.               and Director
                                           (principal
                                           executive officer)

            *                              Chief Accounting Officer                  April 19, 1995
- ----------------------------               (principal financial and
    Paul W. Williams                       accounting officer)

            *                              Director                                  April 19, 1995
- ----------------------------
    Birl Bryson


          *                                Director                                  April 19, 1995
- ----------------------------
    R.C. Corr, Jr.


          *                                Director                                  April 19, 1995
- ----------------------------
    Denny Kelly


          *                                Director                                  April 19, 1995
- ----------------------------
    Hodge Patterson III


          *                                Director                                  April 19, 1995
- ----------------------------
    Bishop K. Walker, Jr.



* By: /s/ Kennon R. Patterson, Sr.
     --------------------------------
          Kennon R. Patterson, Sr.
          Attorney-in-Fact